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SEC Mail
Mail Processing
Section

DEC 02 2008

Washington, DC
106

UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
Washington, D.C. 20549

08033079

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67799

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 31, 2007 (MM/DD/YY) AND ENDING September 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABERDEEN FUND DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIVE TOWER BRIDGE, 300 BARR HARBOR Dr., SUITE 300
(No. and Street)

CONSHOHOCKEN (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER F. BROWN 610-238-3695
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

1601 MARKET STREET (Address) Philadelphia (City) PA (State) 19103-2499 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, CHRISTOPHER F. BROWN, swear (or affirm) that, to tl best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm ‹ f

ABERDEEN FUND Distributors, LLC, as

of September 30, 2008, are true and correct. I further swear (or af rm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any ccount classified solely as that of a customer, except as follows:

Christopher F. Brown

Signature

Chief Compliance Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Dana D. Conaway, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires May 4, 2011

Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c: 3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to n :thods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the pr‹ /ious audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Board of Directors
Aberdeen Fund Distributors, LLC:

In planning and performing our audit of the financial statements of Aberdeen Fund Distributors, LL ː (the Company), as of and for the period from October 31, 2007 though September 30, 2008 in accordan with auditing standards generally accepted in the United States of America, we considered the Com any's internal control over financial reporting (internal control) as a basis for designing our auditing proc dures for the purpose of expressing our opinion on the financial statements, but not for the purpose of exp ssing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not exp ss an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have ade a study of the practices and procedures followed by the Company including consideration of ontrol activities for safeguarding securities. This study included tests of such practices and procedures t at we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computati ns of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance w th the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accou s for customers or perform custodial functions relating to customer securities, we did not review the p ctices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and reco lation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of ederal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control d the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, es mates and judgments by management are required to assess the expected benefits and related costs of ntrols and of the practices and procedures referred to in the preceding paragraph and to assess whethe those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Tw of the objectives of internal control and the practices and procedures are to provide management with rea onable but not absolute assurance that assets for which the Company has responsibility are safeguarded gainst loss from unauthorized use or disposition and that transactions are executed in accordan with management's authorization and recorded properly to permit the preparation of financial statem nts in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objective of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to abov , error or fraud may occur and not be detected. Also, projection of any evaluation of them to future pe ods is subject to the risk that they may become inadequate because of changes in conditions or t at the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow manage ent or employees, in the normal course of performing their assigned functions, to prevent or detect missta ments on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in ternal control over financial reporting that is less severe than a material weakness, yet important enough merit

KPMG

attention by those responsible for oversight of the company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 25, 2008

KPMG

ABERDEEN FUND DISTRIBUTORS, LLC

Financial Statements and Schedules

September 30, 2008

(With Independent Auditors' Report Thereon)

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

Aberdeen Fund Distributors, LLC:

We have audited the accompanying statement of financial condition of Aberdeen Fund Distributors, LLC (the Company) as of September 30, 2008, and the related statements of operations, changes in member's equity, and cash flows for the period from October 31, 2007 (inception) through September 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aberdeen Fund Distributors, LLC as of September 30, 2008, and the results of its operations and its cash flows for the period from October 31, 2007 (inception) through September 30, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

November 25, 2008

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Financial Condition

September 30, 2008

Assets

Cash	$	886,349
Fee-related receivables		723,948
Prepaid expenses		99,841
Total assets	$	1,710,138

Liabilities and Member's Equity

Liabilities:		
Fees payable to external broker-dealers	$	1,096,849
Payable to Parent		165,283
Total liabilities		1,262,132
Member's equity		448,006
Total liabilities and member's equity	$	1,710,138

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Operations

Period from October 31, 2007 (inception) through September 30, 2008

Revenue:		
Distribution fees	$	2,334,303
Underwriter fees and other		260,765
Total revenue		2,595,068
Expenses:		
Sales commissions to external broker-dealers		2,391,765
Licenses and fees		85,159
Professional fees		67,564
Other operating expenses		2,574
Total expenses		2,547,062
Net income	$	48,006

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Changes in Member's Equity

Period from October 31, 2007 (inception) through September 30, 2008

Balance, October 31, 2007	$	—
Capital contributions from Parent		400,000
Net income		48,006
Balance, September 30, 2008	$	448,006

See accompanying notes to financial statements.

ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Cash Flows

Period from October 31, 2007 (inception) through September 30, 2008

Cash flows from operating activities:		
Net income	$	48,006
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in fee-related receivables		(723,948)
Increase in prepaid expenses		(99,841)
Increase in fees payable to external broker-dealers		1,096,849
Net cash provided by operating activities		321,066
Cash flows from financing activities:		
Advances from Parent		165,283
Proceeds from captital contributions from Parent		400,000
Net cash provided by financing activities		565,283
Net increase in cash		886,349
Cash at beginning of period		—
Cash at end of period	$	886,349

See accompanying notes to financial statements.

(1) Organization

(a) Description of Business

Aberdeen Fund Distributors, LLC (the Company) is organized under the laws of the state of Delaware and is a wholly owned subsidiary of Aberdeen Asset Management, Inc. (the Parent) and an indirect wholly owned subsidiary of Aberdeen Asset Management PLC (AAM PLC), a publicly traded company listed on the London Stock Exchange in the United Kingdom. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia, Puerto Rico, and the Virgin Islands. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Aberdeen Family of Mutual Funds (the Funds), which comprises 26 mutual funds. The Company also provides access to DTC/NSCC settlement services for non-U.S. fund products and acts as U.S. placement agent for private pooled investment vehicles (i.e., private placements) sponsored by an affiliate. These settlement services and placement agent activities represent a de minimus portion of the Company's business.

The Parent is the sole member of the Company and for the period from October 31, 2007 (inception) through September 30, 2008, all of the Company's revenues were generated from activities with the Funds.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Sales Commissions

The Company charges certain costs, principally sales commissions that are paid to other securities brokers in connection with the sale of certain shares of the Funds, to expense when incurred.

(c) Fees Payable to External Broker-Dealers

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several external broker-dealers through which the Funds are distributed. As compensation to these external broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds, retaining a portion of these fees, known as underwriter fees. As of September 30, 2008, the Company owed $1,096,849 to external broker-dealers for services rendered. The gross fees received are reflected as revenues and the amounts paid to external broker-dealers are categorized as sales commissions to external broker-dealers in the statement of operations.

(Continued)

(d) ***Revenue Recognition***

Revenues are based on the contractual agreements with the Funds and computed as a percentage of the gross sales of the product. The Company recognizes revenue from distribution fees when the receipt of monies from investment into a fund product is received. Revenue from underwriter fees is recognized when earned.

(e) ***Payments to/Receipts from Parent***

The Company and its Parent have entered into a management agreement by which the Parent provides certain operations and administrative services to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. There were no costs charged by the Parent to the Company for such services for the period from October 31, 2007 (inception) through September 30, 2008, as the Parent agreed to absorb such costs until December 31, 2008.

During the period from October 31, 2007 (inception) through September 30, 2008, the Parent advanced $165,283 to the Company.

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal and state income tax purposes. As such, all items of income and expense pass-through and are included in the Parent's income tax filings. The Company does not currently have an income tax sharing arrangement with the Parent.

(3) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The rule requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. As of September 30, 2008, the Company had a ratio of aggregate indebtedness to net capital of 3.62 to 1, with a minimum net capital requirement of $84,106, aggregate indebtedness of $1,261,588, and net capital of $348,165.

Schedule 1

ABERDEEN FUND DISTRIBUTORS, LLC

Computation of Net Capital under Rule 15c3-1

Period from October 31, 2007 (inception) through September 30, 2008

Net capital:		
Total member's equity from statement of financial condition	$	448,006
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		(99,841)
Net capital	$	348,165
Aggregate indebtedness:		
Fees payable to external broker-dealers	$	1,096,305
Payable to Parent		165,283
Total aggregate indebtedness	$	1,261,588
Company's minimum net capital requirement (greater of $25,000 or 1/15th of aggregate indebtedness)	$	84,106
Excess net capital		264,059
Ratio of aggregate indebtedness to net capital		3.62

There were no material differences between the Company's computation of net capital as reflected on Form X-17A-5, Part IIA, and the above computation.

See accompanying independent auditors' report.

Schedule 2

ABERDEEN FUND DISTRIBUTORS, LLC

Determination of Reserve Requirement under Rule 15c3-3

Period from October 31, 2007 (inception) through September 30, 2008

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of September 30, 2008, the Company held no customer funds and had no required deposit.

See accompanying independent auditors' report.

Schedule 3

ABERDEEN FUND DISTRIBUTORS, LLC

Information for Possession or Control Requirements under Rule 15c3-3

Period from October 31, 2007 (inception) through September 30, 2008

		Fair value	Number of items
Customers' fully paid securities and excess-margin securities not in the respondent's possession or control as of September 30, 2008, for which instructions to reduce to possession or control action was issued as of September 30, 2008, and for which the required action was not taken within the time frames specified under Rule 15c3-3.	$	—	—
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of September 30, 2008, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.	$	—	—

See accompanying independent auditors' report.

END